September 4, 2009

Via Edgar

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

RE:         Southwest Airlines Co.
File No. 001-07259
Form 10-K: For the fiscal year ended December 31, 2008
Form 10-Q: For the quarterly period ended June 30, 2009
Form 8-K furnished on January 22, 2009

Dear Mr. Shenk:

           On behalf of Southwest Airlines Co. (the “Company”), set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated August 24, 2009 with respect to the referenced documents.  For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

Form 10-K:  For the fiscal year ended December 31, 2008

Item 2. Properties

Ground Facilities and Services, page 15

1.
We note that in 2008, the City of Dallas approved the Love Field Modernization Program, which has an estimated cost of approximately $519 million.  We note further that your company will be managing this project pursuant to a Program Development Agreement with the City of Dallas.  In this regard, please describe for us in greater detail, and disclose as appropriate, the nature of the Love Field Modernization Program and your company’s involvement with the program – including, your company’s responsibilities and commitments thereto.  As part of your response, specifically explain whether your company’s involvement with the modernization program has accounting implications, as well as the basis for your conclusion.  In addition, please explain whether your company’s involvement with the program is expected to directly or indirectly impact your company’s capital resources, financial position, and/or liquidity – including, whether your company will be expected to guarantee the bonds that will be issued in connection with the project.  Please be detailed in your response.

Response:                      The Company is in the process of working with the City of Dallas on many aspects of the Love Field Modernization Program (“LFMP”), some of the details which have been agreed upon in the Program Development Agreement (“PDA”) and some areas which continue to be addressed.  Although subject to change, at the current time the project is expected to include the renovation of the Dallas Love Field (“Airport”) airline terminals and complete replacement of gate facilities with a new 20-gate facility, including infrastructure, systems and equipment, aircraft parking apron, fueling system, roadways and terminal curbside, baggage handling systems, passenger loading bridges and support systems, and other supporting infrastructure.

The City of Dallas has created an entity, the Love Field Airport Modernization Corporation (“LFAMC”), and the PDA contemplates that, at the Company’s request, the LFAMC would  issue tax-exempt industrial revenue bonds (“LFMP Bonds”), the proceeds of which would be used: (1) to finance a significant portion of the ongoing costs of the LFMP; and (2) to reimburse the Company for up to $75 million in early LFMP expenditures made from April 25, 2008, through the date of issuance of the LFMP Bonds (such expenditures and reimbursement were authorized pursuant to a June 25, 2008 Inducement Resolution approved by the Dallas City Council).  The PDA provides for flexibility regarding the funding of the LFMP, and the parties to the PDA are not locked in to the aforementioned preliminary funding plan.

Prior to any issuance of the LFMP Bonds by the LFAMC, the PDA further contemplates that the Company would enter into two separate funding agreements:  (1) a “Facilities Agreement” pursuant to which the Company would be obligated to guarantee payment of the debt service on up to $520 million in principal amount of the bonds (“Facilities Payments”), less other sources of funds the City of Dallas may apply to the repayment of the bonds (including but not limited to Passenger Facility Charges collected from passengers originating from the Airport); and (2) a “Revenue Credit Agreement” pursuant to which the City of Dallas would transfer to the Company monies necessary for the Company to make the ongoing Facilities Payments.

A majority of the monies transferred from the City of Dallas to the Company under the Revenue Credit Agreement are expected to originate from the “Use and Lease Agreement” that has been executed between the City and the Company (a 20-year agreement providing for, among other things, the Company’s lease of space from the City).  The remainder of such monies are expected to originate from (1) use and lease agreements with other airlines, (2) various concession agreements, and (3) other airport miscellaneous revenues.

The Use and Lease Agreement establishes a fund in which the City of Dallas sets aside lease revenues and other Airport revenues that will ultimately be used to pay the Company per the terms of the Revenue Credit Agreement (in consideration for the Company’s payment of Facilities Payments under the Facilities Agreement).  The Company’s liquidity could be impacted by the LFMP to the extent there is a timing difference between the Company’s payment of the Facilities Payments pursuant to the Facilities Agreement and the transfer of monies back to the Company pursuant to the Revenue Credit Agreement; however, the Company does not currently anticipate a significant timing difference between these items.  The LFMP is not expected to have a significant impact on the Company’s capital resources or financial position.

As of August 31, 2009, the Company had spent a total of $29 million of its own funds on a portion of the project, and the Company has classified this amount as “Ground property and equipment” in its unaudited condensed consolidated Balance Sheet.

The Company has agreed to manage the majority of the project, and as a result, will be evaluating its accounting requirements in conjunction with EITF 97-10, “The Effect of Lessee Involvement in Asset Construction.”  As of the current time, the Company has not yet made a final determination of its accounting for the LFMP.  It is currently expected that the bonds being utilized to finance the majority of the LFMP will be issued during late 2009 or early 2010, at which time the Company will disclose its conclusions regarding the accounting for the LFMP.  In future filings, the Company will provide more details regarding the LFMP, including its intent to account for the project in accordance with EITF 97-10 at the appropriate time.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, Contractual Obligations, and Contingent Liabilities and Commitments, page 31

2.
Based upon footnote 2 to your table of contractual obligations, the interest commitments included in your table relate to fixed-rate debt.  However, we note that at December 31, 2008, a portion of your company’s outstanding debt incurred interest at floating rates.  We note further that a significant portion of your company’s fixed-rate debt was subject to fair value derivative swap agreements; therefore, the interest expense and payments attributable to such debt are effectively based upon floating interest rates.  In this regard, please tell us and clarify in your disclosure how your company’s interest obligations related to both floating rate debt instruments and debt instruments subject to fair value hedges have been estimated.

Response:                      In the referenced table, the Company has included interest obligations associated with (i) debt that was issued at a fixed rate and that continues to be fixed, (ii) fixed-rate debt that was subsequently converted to a floating rate through the use of a fixed-to-floating interest rate swap agreement, and (iii) floating-rate debt that was converted to a fixed rate commensurate with its issuance through the use of a floating-to-fixed interest rate swap agreement.  With respect to amounts included for future interest obligations associated with debt that was originally issued at a fixed rate, but that was converted to a floating rate,  the Company has included the amounts of the original fixed interest obligations rather than estimating payments based on the floating rates at December 31, 2008.

In future filings, the Company will revise its disclosure to include its estimated interest obligations (based on applicable floating rates) associated with debt instruments that were originally issued as fixed-rate debt and that were subsequently converted to a floating rate through the use of a fixed-to-floating interest rate swap agreement.  If the Company had estimated these interest obligations inclusive of its fixed-to-floating interest rate derivatives and based on floating interest rates in effect at December 31, 2008, its estimated interest commitments would have been lower than the disclosed amounts by approximately $178 million.

For debt that was originally issued at a floating interest rate, and that remains at floating rates, the Company has not included the related floating interest obligations associated with those instruments in the table.  These debt instruments consist of the Company’s $400 million revolving credit facility, its $26 million French Credit Agreements due 2012, and its $87 million French Credit Agreements due 2017.  The total amount of interest associated with these excluded items, utilizing forward interest rates at December 31, 2008, was approximately $51 million.  In future filings, the Company will add disclosures related to these instruments.

In addition to the disclosures discussed above, the Company will add appropriate footnote disclosures to clarify which items are included or excluded from the table, as appropriate, and how the amounts were estimated.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Aircraft and engine maintenance, page 49

3.
Based upon your MD&A disclosure on page 24 of your filing, your company transitioned to a new 737-700 engine repair agreement with GE Engines Services, Inc. (“GE Engines”) in June of 2008.  We note that under this agreement, GE Engines will be compensated for the repair and maintenance services that it provides based upon a contractual rate (“fee”) per hour flown.  In addition, we note that your company’s 737-300 and 737-500 fleets appear to be serviced pursuant to similarly structured maintenance agreements.  Given that your accounting policy is to recognize maintenance expenses as incurred, please tell us and expand your accounting policy disclosure to describe when costs under these arrangements are considered “incurred”.

Response:                      The Company’s agreements related to its engines on its 737-700s, 737-500s, and its 737-300s with GE Engines are “power-by-the-hour” agreements, as defined in the AICPA Audit and Accounting Guide for Airlines.  In determining the proper accounting for such an agreement, the primary criteria to be assessed is whether or not the agreement effectively transfers the risk associated with the maintenance on such engines to the counterparty.  The Company concluded that each of its agreements with GE Engines do qualify for risk transfer, and there are also no significant settlements or reconciliation adjustments associated with the agreements; therefore, the Company’s obligations under the agreements are incurred with each hour flown on an engine.  Thus, under the Company’s direct expense maintenance accounting policy, expense is recorded commensurate with each hour flown on an engine.  The Company will expand its disclosure to clarify this accounting treatment in future filings.

Frequent flyer program, page 50

4.
Based upon your footnote disclosure, it appears that you record a liability for the estimated incremental cost of providing free travel under your company’s Rapid Rewards frequent flyer program at the time that an award is fully earned.  However, based upon your disclosure regarding the “Rapid Rewards Frequent Flyer Program” on page 6 of your filing, it appears that partially earned awards comprise a significant portion of the frequent flyer credits outstanding at the end of each reporting period.  We believe that estimated costs attributable to partially earned rewards that are expected to become fully earned and redeemed should be accrued as the awards are being earned, rather than upon becoming “fully” earned.  Please revise your accounting policy accordingly, or advise.  Refer to paragraph 3.108 of the AICPA’s airline audit and accounting guide for further guidance.

Response:                      Under the Company’s current frequent flyer program rules, a Customer earns a “credit” for each one-way flight segment that they purchase and fly.  At the point a Customer earns their 16th credit, a round-trip award is automatically generated to the Customer, who then has one year to use that award until it expires.  Flight credits have an expiration date of 24 months from the date they are earned if they have not become part of an award earned by that Customer.  Currently, a Customer with 15 or fewer credits in their account cannot redeem these “partial” awards for anything, and a significant amount of these credits expire unused.  Thus the Company does not record a liability for these “partial” awards.

The Company realizes there is diversity in practice with regards to accounting for partially earned frequent flyer credits or awards in the airline industry.   The Company has consistently applied and disclosed its accounting policy based in part on its prior correspondence with the Staff.  In addition, the Company has taken into account AcSEC deliberations, which the Company understands indicate that the recently issued AICPA Audit and Accounting Guide for Airlines (the Guide) did not change the accounting requirements for airlines’ frequent flyer benefits or programs.  The Company is aware of specific disclosure requirements regarding frequent flyer programs and benefits and the Company does provide this information in Item 1 of the Company’s Form 10-K.  In accordance with the SEC’s guidance, as summarized in paragraph 7.14 of the Guide, the Company understands the required disclosures to include the number of free travel awards outstanding at each balance sheet date.  In addition, the guidance states if the number of outstanding awards does not include partially earned awards, a company should quantify and disclose the effect of that exclusion.   We believe the Company’s accounting policy and related disclosures are consistent with industry practice, guidance issued by the SEC, and with the Guide.

5.
We note that upon the sale of frequent flyer credits to companies, you estimate the portion of proceeds that you do not believe relates to further free travel, and you recognize that amount in “Other revenue” in the period earned.  Please expand your accounting policy to explain in greater detail when the earning process is deemed to be complete for amounts recognized as other revenue.  For example, explain whether proceeds received for the use of your company’s logo, trademarks, designs, images, etc. are recognized over a licensing period, upon authorization for use, or based upon other criteria.

Response:                      The Company’s disclosure includes its policy that it utilizes the residual method of accounting for funds received from business partners for the sale of flight segment credits as described in EITF 00-21.  For the portion of funds received that is deemed not to be associated with future travel, the Company has determined that the period earned is the period in which the Company has fulfilled its obligation under the contract signed with the particular business partner, which is on a monthly or quarterly basis, upon sale, as the related marketing services are performed or provided.  The vast majority of these marketing services consist of the access granted, either monthly or quarterly, to various lists of the Company’s frequent flyer members.  The Company will clarify and expand upon its disclosure in future filings.

6.
Given the significant assumptions and judgments involved in estimating the liability related to your company’s frequent flyer program, please consider whether your accounting treatment for the frequent flyer program should also be discussed in the “Critical Accounting Policies and Estimates” section of your MD&A.

Response:                      The Company will continue to evaluate all accounting aspects of its frequent flyer program, including whether inclusion as one of the Company’s “Critical Accounting Policies and Estimates” is appropriate, in future filings.

Financial derivative instruments, page 50

7.
Based upon the MD&A disclosure on page 24 of your filing, you entered into certain derivative contracts during the fourth quarter of fiscal year 2008 with the intent of reducing your net fuel hedge positions related to future years.  In this regard, we note that your company primarily sold fixed-price swap derivatives that you believe will allow your company to participate in further fuel price declines and materially offset further declines in the value of your company’s previously purchased derivatives.  Per the disclosure regarding your accounting policy for financial derivative instruments, it appears that you determine the appropriate accounting treatment and financial statement presentation for the unrealized and realized gains and losses attributable to your fuel derivative instruments based upon (i) whether or not the instruments qualify for hedge accounting, (ii) whether the instruments are designated as fair value hedges or cash flow hedges and (iii) whether the gains and/or losses attributable to cash flow hedges are reflective of hedge effectiveness or ineffectiveness.  In this regard, please tell us and disclose how you have designated, classified, and accounted for the derivative instruments that were entered for purposes of reducing your company’s net fuel hedge positions.  Your response should specifically explain when realized and unrealized gains or losses attributable to such instruments are recognized in earnings, as well as where those gains or losses are reported in your statements of operations.  As part of your response, please cite any accounting literature that you believe supports your accounting treatment.

Response:                      None of the derivative instruments that were entered into for purposes of reducing the Company’s fuel hedge positions were designated as hedges, as defined in SFAS 133.  These instruments are being marked to market each accounting period with such unrealized gains and losses reflected within “Other (gains) losses, net” in the Company’s income statement.  Likewise, many of the former hedges that were in place before the fourth quarter 2008 reduction were de-designated and are also being marked to market on a prospective basis each accounting period from the date of de-designation with such unrealized gains and losses reflected within “Other (gains) losses, net” in the Company’s income statement.  However, in accordance with SFAS 133, paragraph 33, any amounts previously captured in Accumulated Other Comprehensive Income (AOCI) associated with these de-designated hedges are required to remain in AOCI until the original forecasted transaction impacts earnings.

Within each of the Company’s periodic filings with the Commission, the Company provides a detail of the components that are reflected in “Other (gains) losses, net” as part of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the caption entitled “Mark-to-market impact from fuel contracts settling in future periods—included in Other (gains) losses, net” contains these amounts.  The Company will clarify in future filings how these “sold” positions were treated and how they are impacting its results of operations each period.

Note 15. Employee Retirement Plans

Defined contribution plans, page 69

8.
Based upon your disclosure in Note 11 to your financial statements, it appears that you offer an “Excess Benefit Plan.”  We note further that the fair value of the assets associated with this plan appears to have increased from approximately $11 million at March 31, 2008 to approximately $32 million at December 31, 2008.  In this regard, please expand your disclosure regarding employee retirement plans to discuss the general terms of your company’s Excess Benefit Plan – including, when the plan is funded and the amount of expense recognized in connection with the plan for each of the last three fiscal years.

Response:                      In its SFAS 157 table of assets that are measured at fair value as of March 31, 2008, the Company notes it created confusion by having two lines with the caption “Other Available-for-sale Securities.”  This was modified and combined into a single line in the corresponding table at December 31, 2008.  At March 31, 2008, the first item with this caption contained assets in the Company’s excess benefit plan (under the Level 1 heading) totaling $25 million.  At December 31, 2008, the fair value of assets in the excess benefit plan (associated with the caption “Other available-for-sale securities” and also under the Level 1 heading) totaled $24 million.

The Company’s excess benefit plan is a deferred compensation plan that was designed to hold employee contributions that may not be made to the Company’s profitsharing plan and 401(k) plans because of limitations set forth in Section 415 of the Internal Revenue Code.  The excess benefit plan is funded through qualifying employee contributions made throughout the year, although there were no contributions to the plan for the year ended December 31, 2008.  The excess benefit plan impacts the Company’s earnings as the corresponding liability associated with the obligation increases or decreases based on changes in the fair value of plan assets.  For the years ended December 31, 2008, 2007, and 2006, the impact of this plan on the Company’s earnings was immaterial.   The Company will clarify its disclosures in future filings associated with this plan and will provide information such as its impact on earnings if such amounts are considered material.

Form 10-Q: For the quarterly period ended June 30, 2009

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1. Basis of Presentation

9.
We note that for financial reporting purposes, you have elected to offset the receivables and payables recognized upon payments and receipts of collateral on your company’s derivative instruments against the fair value amounts recognized for those derivative instruments.  In this regard, please confirm that this accounting policy will continue to be disclosed in your future filings.  Refer to paragraph 4d of FSP FIN 39-1 for further guidance.

Response:                      Yes, the Company confirms that it will continue to disclose its accounting policy in future filings with regards to the election it has made for the classification of cash collateral deposits associated with derivative instruments under FSP FIN 39-1.

Note 13.  Early Retirement Offer

10.
We note that on April 16, 2009, you announced a one-time voluntary early out program as part of an effort to right-size headcount.  Per your disclosure, you expect to incur $70 million of costs related to the program, and you intend to recognize these costs over the program participants’ mandatory service period, once their revocation rights have passed.  However, given that all participants of the program appear to have been voluntarily terminated, it appears that the costs attributable to their termination benefits should be recognized when the benefits have been accepted and the associated costs are reasonable estimable.  In this regard, please tell us why you believe it would be appropriate to spread the costs of your one-time voluntary early out program over the period that the participants are expected to work.  Alternatively, revise your intended accounting treatment.  Please refer to footnote 9 to SFAS 146 and paragraph 15 of SFAS No. 88 for further guidance.

Response:                      In making its determination of when to recognize a liability for the costs associated with the Company’s recent voluntary early out program, the Company considered the accounting guidance provided by SFAS 146, SFAS 88, SFAS 112, “Employers Accounting for Postemployment Benefits,” and EITF No. 5-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified In Altersteilzeit Early Retirement Arrangements).”  As noted, the Company’s early out program was voluntary; however, due to the fact that the program was offered to nearly all employees, the Company instituted a mandatory service period for each employee in order to ensure that the Company could continue to have adequate staffing to meet ongoing operational needs.  This mandatory service period primarily ranges from July 31, 2009 through second quarter 2010, or almost one year from the employee’s final date to rescind their initial election, as determined by the leadership within each operating department of the Company.  The Company would characterize the service period as the time the employee is required to work, rather than the period the employee is expected to work.  One of the rules of the program is that each employee must complete their mandatory service period requirement before they are eligible to receive their severance payment and associated benefits.

The Company noted that SFAS 88 is applicable in situations in which such a voluntary program qualifies as a “window plan”, which in practice refers to a program in which terminations are voluntary and the persons electing to participate would have a short period of time to elect to participate and leave the Company.  The Company’s conclusion was that the mandatory service period requirement for a significant number of employees did not qualify as a short period of time; therefore, it was determined that all costs should be spread over the period of the mandatory service requirement.  This concept was also deliberated within the consideration of EITF No. 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified In Altersteilzeit Early Retirement Arrangements” (EITF 05-5) as it relates to cash bonuses payable under an arrangement that vests over a period of time.  The Task Force ultimately concluded the cash bonus payable for postemployment benefits under Altersteilzeit plans would be accrued over the service period in accordance with SFAS 112 despite the fact that the election by the employee to receive the postemployment bonus was voluntary.

With respect to the timing of expense recognition associated with the Company’s voluntary early out program in future periods (third quarter 2009 and beyond), the Company concluded that the severance and other benefit costs were so closely tied to the mandatory service period, these costs should be spread over that required service period.  To reach this conclusion, the Company utilized the following criteria as set forth in SFAS 112:  1) the employee has the right to receive the benefit which is attributable to prior service already rendered (in the Company’s case, the amount of the severance payment to be received by each employee is measured according to the individual employee’s years of prior service; however, the right to receive the benefit is tied to future service); 2) the benefits relate to rights that vest or accumulate (in the Company’s case, it considers the mandatory service period to be the “vesting” period); 3) payment of the amounts are probable (in the Company’s case, once the period has passed for the employee to rescind their initial election, the Company believes payment of the amounts is probable); and 4) the amounts can be reasonably estimated (in the Company’s case, once the period had passed for the employee to rescind their initial election, the Company knows the amount that will be paid to each employee upon their meeting the service period requirement.)

We will clarify these conclusions, as well as the accounting guidance utilized, in future filings.

Form 8-K furnished on January 22, 2009

Notes regarding use of non-GAAP financial measures

11.
We note that you disclose various non-GAAP measures which you believe represent certain income statement line items calculated on an “economic” basis.  Please expand your disclosure in your future filings on Form 8-K to further explain why analyzing your performance on a comparable “economic” basis is useful to investors.  In this regard, consider providing a more detailed description of what the “economic” basis represents for each measure that has been presented.  Please provide your proposed disclosure as part of your response.

Response:                      The Company will expand its disclosures in future filings on Form 8-K to (i) further explain why its supplemental “economic” presentation is useful to investors and (ii) provide a more detailed description of what the “economic” presentation represents. Our proposed disclosure is as follows:

"Note regarding use of non-GAAP financial measures

The financial results provided in this news release "excluding special items" are non-GAAP results that are provided as supplemental information.  These results [primarily] reflect items calculated on an “economic” basis and should not be relied upon as alternative measures to Generally Accepted Accounting Principles (GAAP). Management has established the concept of “economic” results to provide visibility to the non-current, non-cash aspects of its fuel hedging program and accounting, which can materially impact the Company’s current financial results, but may not provide a clear picture of the Company’s liquidity and ongoing operations. Therefore, items presented below on an "economic" basis include only the cash settlement gains or losses for derivative instruments that settled in the current accounting period; therefore, these gains or losses are known and have been realized.  Items that are excluded from the Company’s economic results as shown in the table below primarily consist of certain “unrealized” gains or losses associated with derivatives that settled in a prior period or will settle in a future period.  The excluded items primarily consist of hedge ineffectiveness as defined in SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended, related to derivative instruments that will settle in future periods and changes in market value for future period derivatives that do not qualify for special hedge accounting, as defined in SFAS 133. Further information on (i) the Company’s fuel hedging program, (ii) the requirements and accounting associated with SFAS 133, and (iii) the causes of hedge ineffectiveness and/or mark-to-market gains or losses from derivative instruments is included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Because the Company’s results, as reported under GAAP, can contain significant gains or losses associated with “unrealized” items, management believes a supplemental “economic” financial presentation that excludes these items allows it and the Company’s investors to more accurately measure and monitor the Company’s comparative performance on a consistent basis. Management also believes “economic” results provide a clearer picture of the impact of earnings results on the Company’s liquidity, as the items being excluded are unrealized gains or losses that do not affect the Company’s liquidity. Finally, because management internally uses both GAAP and non-GAAP results to evaluate the Company’s performance, management believes the provision of a supplemental “economic” presentation provides greater transparency to investors regarding management’s views with respect to the Company’s ongoing operations."

The Company will also continue to provide applicable explanations with respect to non-GAAP disclosures related to other types of special items.

12.
Please discontinue the disclosure of your non-GAAP performance measures in the section of your press release titled “Fourth Quarter 2008 Financial Highlights.”  We believe that this disclosure results in the placement of greater emphasis on the non-GAAP performance measure than on the most comparable GAAP measure.

Response:                      The Company will comply with the Staff’s request.

****

In connection with our above responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me at (214) 792-4459.

Sincerely,

/s/ Laura Wright
Laura Wright
Chief Financial Officer

Copy to:                John T. Montford (Chairman, Audit Committee)
Gary C. Kelly
Leah Koontz
Madeleine Johnson
David Heselton (Ernst & Young LLP)